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                                                 Winston & Strawn
                                                 35 West Wacker Drive
                                                 Chicago, Illinois 60601
                                                 (312) 558-5600
                                                 July 17, 1998

Ms. Paula Dubberly
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Prime Capital Investment Corp. (Issuer File No. 333-37343)
     Application for Withdrawal of Registration Statement

Dear Ms. Dubberly:

     We are legal counsel to Prime Capital Investment Corp., a Maryland Corporation ("Prime Capital") and have been authorized by Prime Capital to make the various factual representations contained in this letter.

     This application is made on behalf of Prime Capital pursuant to Rule 477 under the Securities Act of 1933, as amended, for withdrawal of Prime Capital's registration statement (the "Registration Statement") on Form S-11 (Reg. No. 333-37343, filed on October 7, 1997).

     The withdrawal requested hereby is being sought for the following reasons:
(a) Prime Capital has determined, after advice and consultation with its underwriter regarding the current state of the public markets, that it is not in the best interests of Prime Capital to offer or sell its securities at this time; (b) the Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission"); and (c) it would be unnecessarily burdensome and expensive for Prime Capital to continue with an initial public offering of its common stock. No securities have been sold pursuant to The Registration Statement.

     On the basis of the foregoing, Prime Capital respectfully requests that the Commission grant its application to withdraw the Registration Statement.

     Should you have any questions or require anything further, please contact Wayne D. Boberg at (312) 558-5882 or F. Ellen Duff at (312) 558-5891.

                                        Yours sincerely,

                                        /s/ Wayne D. Boberg

                                        Wayne D. Boberg
                                        Winston & Strawn